UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

mLight Tech, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of  Class of Securities)

60687A101
(CUSIP Number)

Todd Sudeck
3100 Airway Avenue, Suite 141
Costa Mesa, CA 92626
949-981-3464
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 60687A101	SCHEDULE 13D

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Todd Sudeck
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 182,500,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power (**See Item 3, below) 182,500,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially owned by Each Reporting Person 182,500,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 88.37%
14.	Type of Reporting Person IN

CUSIP No. 60687A101	SCHEDULE 13D

Item 1. Security and Issuer

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.0001 per share (the “Shares”), of mLight Tech, Inc., a Florida corporation (the “Issuer”). The principal executive office of the Issuer is located at 3100 Airway Avenue, Suite 141, Costa Mesa, CA 92626

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed by on behalf of Todd Sudeck (the “Reporting Person”).

(b) The address of the Reporting Person is 3100 Airway Avenue, Suite 141, Costa Mesa, CA 92626.

(c) On June 7, 2013, prior to the time of the transaction being reported, Todd Sudeck was named as the sole Director, Chief Executive Officer, President, Chief Financial Officer and Secretary of the Issuer. Prior to that time and at the present time he is also the sole Director, President, Chief Financial Officer and Secretary of Ding King Training Institute, Inc., which became a wholly owned subsidiary of the Issuer on October 31, 2013.

(d) During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On October 31, 2013, the Reporting Person entered into and closed a transaction with the Issuer, whereby the Issuer acquired all of the issued and outstanding capital stock of Ding King Training Institute, Inc. from the Reporting Person in exchange for 2,5000,000 shares Shares of the Issuer (the “Transaction Shares”) at a price of $0.0099 per Share.  As a result of the Traansaction, Ding King Training Institute, Inc. became a wholly owned subsidiary of the Issuer. As reported in the original Schedule 13D, the Reporting Person previously, on August 1, 2013, acquired 180,000,000 shares of the Issuer's common stock.  Reference is made thereto for further information.

Reference is made to the Current Report on Form 8-K dated October 31, 2013 which was filed by the Issuer with the Securities and Exchange Commission for additional information.

CUSIP No. 60687A101

Item 4. Purpose of Transaction

The Reporting Person acquired the Transaction Shares to acquire a controlling interest in the Issuer. See Item 3, above for further information on the transaction. The Reporting Person has no further plans which would relate to or result in:

ñ	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
ñ	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
ñ	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
ñ	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
ñ	Any material change in the present capitalization or dividend policy of the Issuer;
ñ
Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

ñ	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
ñ
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

ñ	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
ñ	Any other action similar to those enumerated above.

Provided that, the Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors and an officer of the Issuer.

CUSIP No. 60687A101

Item 5. Interest in Securities of the Issuer.

(a)  Prior to acquiring the Transaction Shares, the Reporting Person owned 180,000,000 Shares which represented 88.24% of the issued and outstanding Shares of Common Stock of the Issuer as of the date of acquisition of the Transaction Shares.

(b)  As a result of this Transaction, the Reporting person has the sole power to vote and to dispose of 182,500,000 Shares, or 88.37% of the Common Stock of the Issuer, subject to the restrictions described in Item 3, above.

(c)  Other than the events described herein, the Reporting Person has not acquired or disposed of any shares of the Issuer.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in hereinabove, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013	By:	/s/ Todd Sudeck
Todd Sudeck